Filed pursuant to Rule 253(g)(2)

File No. 024-12501

OFFERING CIRCULAR

SUPPLEMENT NO. 6

DATED: MAY 30, 2025

PACASO INC.

18 E 4th Street, Suite 902, Cincinnati, OH 45202

Registrant’s telephone number, including area code: 844-272-2276

www.invest.pacaso.com

This document supplements, and should be read in conjunction with, the offering circular, dated February 28, 2025 (the “Offering Circular”), of Pacaso Inc.. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated February 28, 2025 is available HERE.

The purpose of this supplement is to increase the offering price from $2.80 per share to $2.90 per share. As a result of the price change, the Company amends and restates the “Cover Page” and the “Plan of Distribution” as follows:

COVER PAGE

Pacaso Inc. (herein referred to as “we,” “us,” “our,” “Pacaso,” and the “Company”) is offering up to $72,375,000 in shares of our non-voting Class D common stock (the “Shares”). The Company will also charge investors a fee (“Investor Processing Fee”) of 3.5% of their investment amounts, for up to $2,625,000 in Investor Processing Fees. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all. For more information on the securities offered hereby, please see the item titled “Securities Being Offered” on page 66.

The purpose of this Supplement to our Offering Circular is to increase the price per Share offered from $2.80 to $2.90. The Company is currently offering up to 16,262,032 Shares at $2.90 per Share, for up to a remaining $47,159,893 in proceeds from the sale of Shares and $1,650,596 in Investor Processing Fees. The minimum amount of Shares that may be purchased by any investor is $1,000.50, making the total minimum investment with the Investor Processing Fee included $1,035.52.

The Company has authorized 150,000,000 shares of Class A Common Stock, 120,000,000 shares Class B Common Stock, 31,508,762 shares of Class C Common Stock, 28,957,528 shares of Class D Common Stock, and 99,395,105 shares of Preferred Stock (“Preferred Stock”). Each share of Class A common stock is entitled to 10 votes, each share of Class C common stock is entitled to one vote, and each share of Class B and Class D common stock is non-voting and not entitled to vote on any Company matter. The voting rights for each series of Preferred Stock are contained in the designation for such series. Only Class D common stock is being offered through this Offering Circular.

There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of shares is not sold. All investor funds will be held in a segregated Company account until the investor’s subscription is accepted by the Company, at which time such funds will become available for the Company’s use. We will conduct separate closings, with closings being conducted on a rolling basis. Closings will occur promptly after receiving investor funds, but no less frequently than every 30 days.

The sale of Shares will commence within two calendar days from when the Offering Circular, as amended, is qualified by the SEC. The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering.

Price of Common Stock	Price to Public	Underwriting Discount and Commissions [1]	Proceeds to Issuer [2]	Proceeds to Other Persons
Per Share(3)	$2.90	$0.1015	$2.7985	$0.00
Investor Processing Fee(3)	$0.1015	$0.0036	$0.0944	$0.00
Total Maximum(4)	$75,000,000	$3,310,000	$71,690,000	$0.00

(1)	The Company has engaged DealMaker Securities, LLC, a FINRA/SIPC registered broker-dealer (“DealMaker” or “Broker”) and its affiliates, to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Our Broker and its affiliates will receive a one-time advance for accountable expenses of $65,000. Once the offering commences, we will pay accountable expenses of $2,000 per month not to exceed $24,000 for branding and marketing services, as well as $10,000 per month for monthly account management fees while the offering is live. None of these expenses and fees are reflected in the table above. The Broker will also receive up to 3.5% of the amount raised from the sale of Shares in this offering. Notwithstanding the foregoing, the fees due to Broker and its affiliates will not exceed $3,310,000 if we raise the maximum offering amount. Please see “Plan of Distribution” for additional information.

(2)	The Company will incur expenses relating to this offering, in addition to fees payable to the Broker, that are not reflected in the above table.

(3)	Each investor will be required to pay an Investor Processing Fee to the Company at the time of subscription to help offset transaction costs equal to 3.5% of the subscription price per Share. No Shares will be issued in consideration for the Investor Processing Fee. The Broker and its affiliates will receive compensation on this fee. The Investor Processing Fee will be counted towards the maximum offering amount and the individual investor limitations for non-accredited investors. The Investor Processing Fee will be rounded to the nearest whole dollar. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all. See “Plan of Distribution” for more details.

(4)	Total proceeds to be raised by the Company include up to $72,375,000 from the sale of Shares and up to $2,625,000 in Investor Processing Fees to the Company.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Our common stock is not now listed on any national securities exchange, quotation system or the Nasdaq stock market and there is no market for our securities. There is no guarantee, and it is unlikely, that an active trading market will develop in our securities.

This offering is being made pursuant to Tier 2 of Regulation A (Regulation A Plus), following the Form 1-A Offering Circular disclosure format.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” on Page 4.

PLAN OF DISTRIBUTION

We are offering up to an aggregate $72,375,000 in Shares of our non-voting Class D common stock. The Company will also charge investors an Investor Processing Fee of 3.5% of their investment amounts, for up to an aggregate of $2,625,000 in Investor Processing Fees. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all.

The Company is currently offering up to 16,262,032 Shares at $2.90 per Share, for up to a remaining $47,159,893 in proceeds from the sale of Shares and $1,650,596 in Investor Processing Fees. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all.

There is no minimum offering amount and no provision to escrow or return investor funds if any minimum number of shares is not sold. All investor funds will be held in a segregated account until the investor’s subscription is accepted by the Company, at which time such funds will become available for the Company’s use. We will conduct separate closings, which closings may be conducted on a rolling basis. Closings will occur promptly after receiving investor funds, but no less frequently than every 30 days.

The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering.

Agreement with DealMaker Securities, LLC

Our Broker, DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide the administrative and compliance related functions in connection with this Offering, and as broker-dealer of record, but not for underwriting or placement agent services:

The aggregate fees payable to the Broker and its affiliates are described below.

Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this Offering, including:

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;

●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

●	Coordinating with third party agents and vendors in connection with performance of services;

●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

●	Providing a dedicated account manager;

●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

●	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

●	Providing white-labeled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;

●	Consulting with the Company on question customization for investor questionnaire;

●	Consulting with the Company on selection of webhosting services;

●	Consulting with the Company on completing template for the Offering campaign page;

●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;

●	Providing advice to the Company on preparation and completion of this Offering Circular;

●	Advising the Company on how to configure our website for the Offering working with prospective investors;

●	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker , an affiliate of the Broker;

●	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and

●	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker:

●	A one-time $25,000 advance against accountable expenses for the provision of compliance services and pre-offering analysis;

●	A 3.5% commission for investors sold in the Offering

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker, an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website at https://invest.pacaso.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions.

For these services, we have agreed to pay DealMaker:

●	A one-time $10,000 advance against accountable expenses for the provision of compliance consulting services and pre-offering analysis

●	A $2,000 monthly hosting, maintenance, marketing, and advisory fee, to a maximum of $24,000

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these services, we have agreed to pay Reach:

●	A one-time $30,000 advance against accountable expenses for the provision of marketing consulting services with respect to the self- directed online roadshow.

●	A $8,000 monthly marketing advisory fee, to a maximum of $96,000

●	Up to $500,000 in fees for supplementary marketing services and media management, as we may authorize on a case-by-case basis during the offering

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described above will, in aggregate, not exceed $3,310,000.

Broker has not investigated the desirability or advisability of investment in the interests, nor approved, endorsed or passed upon the merits of purchasing the interests. Broker is not participating as an underwriter and under no circumstance will it recommend our Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this offering circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the offering statement and/or offering circular presented to investors by our Company. All inquiries regarding this offering should be made directly to our Company.

Investor Processing Fee

Investors will be required to pay an Investor Processing Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.5% of the subscription price per Share. This fee is subject to the 3.5% commission charged by DealMaker Securities. These expenses are included in the maximum compensation set forth above. The Investor Processing Fee will be rounded to the nearest whole dollar. The Company may waive the requirement to pay the Investor Processing Fee, on a case-by-case basis, for any reason or no reason at all.

Investor Qualification Standards

Our Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the interests of our Company does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1. an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not negative equity), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2. earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D.

In addition to the foregoing, each prospective investor must represent in writing that they meet, among other things, all of the following requirements:

●	the prospective investor has received, reviewed, and understands this offering circular and its exhibits, including our Restated Certificate and bylaws

●	the prospective investor understands that an investment in shares involves substantial risks;

●	the prospective investor’s overall commitment to non-liquid investments is, and after their investment in interests will be, reasonable in relation to their net worth and current needs;

●	the prospective investor has adequate means of providing for their financial requirements, both current and anticipated, and has no need for liquidity in this investment;

●	the prospective investor can bear the economic risk of losing their entire investment in interests;

●	the prospective investor has such knowledge and experience in business and financial matters as to be capable of evaluating the merits and risks of an investment in interests; and

●	except as set forth in the subscription agreement, no representations or warranties have been made to the prospective investor by our Company or any partner, agent, employee, or affiliate thereof, and in entering into this transaction the prospective investor is not relying upon any information, other than that contained in the offering statement of which this offering circular is a part, including its exhibits.

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

We will be permitted to make a determination that the subscribers of interests in this offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov. We may accept or reject any subscription, in whole or in part, for any reason or no reason at all.

An investment in our interests may involve significant risks. Only investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in our Shares.

How to Subscribe

The offering will be conducted using the online subscription processing platform of Novation Solutions Inc. O/A DealMaker (“Technology Provider”), an affiliate of the Broker, through our website at www.invest.pacaso.com whereby investors in the offering will receive, review, execute, and deliver subscription agreements electronically. Payment of the purchase price for the Shares will be made through a third-party processor by ACH debit transfer or wire transfer or credit card to an account designated by us. In order to invest, you will be required to subscribe to the offering via the Company’s website integrating DealMaker’s technology and agree to the terms of the offering, subscription agreement, and any other relevant exhibit attached thereto.

The Technology Provider is not participating as an underwriter or placement agent of this offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute this offering circular or other offering materials to potential investors. All inquiries regarding this offering should be made directly to us.

Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only; checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

Investors will be required to complete a subscription agreement in order to invest. Any potential investor will have time to review the subscription agreement, along with their counsel, prior to making any final investment decision. The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, excluding any claim under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Broker will review all subscription agreements completed by investors. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to: in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount. Investors will be required to agree to indemnify our Company for misrepresentations of the investor within the subscription agreement or supplemental disclosures. Nonetheless, we may not require, and are not requiring, investors to waive any claims or remedies they may have against our Company under the Securities Act or Exchange Act. Once an investor’s interests have been issued, the investor will become a member of our Company.

Payment Processing

The Company expects to incur third-party payment processing costs in relation to this Offering. Costs are estimated to be approximately 2% of total proceeds.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this offering circular. Except as otherwise indicated, all information contained in this offering circular is given as of the date of this offering circular. Neither the delivery of this offering circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “offering circular supplement” that may add, update or change information contained in this offering circular. We will also amend our offering statement annually while this offering is open to include updated financial statements. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or amendment. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the SEC.

The offering statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the SEC website at www.sec.gov.